UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

                                     Nephros, Inc.
(Name of Issuer)

   Common Stock, $0.001 par value
(Title of Class of Securities)

                       640671103
(CUSIP Number)

Kristopher M. Hansen, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
                          (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      March 10, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Page 2 of 14

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 3 of 14

1			NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW ASSET MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		☐
a. ☐
b. ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

Page 4 of 14

1			NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		☐
a. ☐
b. ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

Page 5 of 14

1			NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of above persons (entities only).

KEVIN WYMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		☐
a. ☐
b. ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
O
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 6 of 14

1			NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of above persons (entities only).

HOWARD GOLDEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		☐
a. ☐
b. ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
O
	8	SHARED VOTING POWER
1,291,549
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,291,549

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:
1,291,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 7 of 14

1			NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW CREDIT OPPORTUNITY MASTER FUND LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		☐
a. ☐
b. ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
O
	8	SHARED VOTING POWER
442,669
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
442,669

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:
442,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

Page 8 of 14

Item 1.  Security and Interest

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on October 17, 2007 (the “Original Schedule 13D”), as amended and supplemented by the Amendment No. 1 to the Original Schedule 13D filed on May 30, 2008 (the “Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on August 31, 2009 (the “Amendment No. 2”) and the Amendment No. 3 to the Original Schedule 13D filed on August 31, 2009 (the “Amendment No. 3”).  The Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”.  This Amendment No. 4 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nephros, Inc. (the “Company”), and is being filed on behalf of the Reporting Persons (as defined below).  The address of the principal executive offices of the Company is 41 Grand Avenue, River Edge, NJ 07661.

Item 2.  Identity and Background

(a), (f) This statement is filed by (i) Southpaw Asset Management LP, a Delaware limited partnership (“Southpaw Management”), (ii) Southpaw Holdings LLC, a Delaware limited liability company (“Southpaw Holdings”), (iii) Kevin Wyman, a citizen of the United States, (iv) Howard Golden, a citizen of the United States and (v) Southpaw Credit Opportunity Master Fund LP, a Cayman Islands limited partnership (“Master Fund”) (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to herein as the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 2 Greenwich Office Park, Greenwich, CT 06831.

(c) Southpaw Management provides investment management services to private individuals and institutions, including Master Fund and GPC 76, LLC, a Delaware limited liability company (the “Managed Account”).  Southpaw Holdings serves as the general partner of Southpaw Management.  The principal occupation of Mr. Wyman and Mr. Golden is investment management.  Master Fund serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund (FTE) Ltd., a Cayman Islands exempted company, and Southpaw Credit Opportunity Partners LP, a Delaware limited partnership.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Page 9 of 14

Item 4.  Purpose of Transaction

The Reporting Persons consider the ownership of the shares of Common Stock to be an investment.

Except as set forth elsewhere in the Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company (other than upon exercise of the Class D Warrants or the Common Stock Warrants to purchase shares of Common Stock (collectively, the “Warrants”) or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company’s business or corporate structure, (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above.  However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a) As of March 23, 2011, the Managed Account is a direct beneficial owner of 365,626 shares of Common Stock of the Company (the “Managed Account Shares”), which consists of (i) 41,825 shares of Common Stock held for its own account, (ii) 285,489 shares of Common Stock that can be obtained by the Managed Account upon exercise of the Class D Warrants (as defined below) and (iii) 38,312 shares of Common Stock that can be of Common Stock that can be obtained by the Managed Account upon exercise of the Common Stock Warrants (as defined below).  The Managed Account Shares represent 3.5% of the Company’s outstanding shares of Common Stock.  As of March 23, 2011, Master Fund is a direct beneficial owner of 925,923 shares of Common Stock of the Company (the “Master Fund Shares” and, together with the Managed Account Shares, the “Shares”) held for its own account, which consists of (i) 483,254 shares of Common Stock held for its own account, and (ii) 442,669 shares of Common Stock that can be obtained by the Master Fund upon exercise of the Common Stock Warrants.  The Master Fund Shares represent 8.8% of

Page 10 of 14

the Company’s outstanding shares of Common Stock.  Southpaw Management serves as the investment manager of the Managed Account and Master Fund and receives a performance-based and an asset-based fee for managing the investments of the Managed Account and Master Fund.  Southpaw Holdings is the general partner of Southpaw Management.  Mr. Wyman and Mr. Golden are principals of Southpaw Holdings.  By reason of such relationships, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden may be deemed to be indirect beneficial owners of the Shares.  The Shares represent 11.9% of the Company’s outstanding shares of Common Stock.  The percentages of class specified above (and in the cover pages to this Amendment No. 4) are calculated on the basis of 10,065,117 shares of Common Stock issued and outstanding as of March 23, 2011 based on information provided by the Company, increased by the aggregate number of shares issuable upon exercise of the Warrants (as defined below).

(b) Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden have the power to vote and dispose of the Shares.  Master Fund has the power to vote and dispose of the Master Fund Shares.  The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Shares.  Pursuant to Rule 13d-4 of the Act, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership.

(c)

On March 10, 2011, the Company completed a rights offering of its Common Stock (the “Rights Offering”).  In the Rights Offering, the Company sold units at a per unit price of $0.02.  Each unit consisted of one share of Common Stock and a warrant to purchase 0.924532845 shares of Common Stock at an exercise price of $0.02 per share (the “Common Stock Warrant”).  According to the Form 8-K filed by the Company on March 16, 2011 (the “March 16 8-K”), the warrants expire on March 10, 2016.  Master Fund purchased 9,576,066 units in the Rights Offering and the Managed Account purchased 828,796 units in the Rights Offering at a price per unit of $0.02.

On March 11, 2011, the Company effected a 1-for-20 reverse stock split (the "Reverse Stock Split").  After giving effect to the Reverse Stock Split, the numbers of shares and warrants acquired in the transaction described above were automatically adjusted: (a) for Master Fund, to 478,803 shares of Common Stock and warrants to purchase 442,669 shares of Common Stock at an exercise price of $0.40 per share, and (b) for the Managed Account, to 41,439 shares of Common Stock and warrants to purchase 38,312 shares of Common Stock at an exercise price of $0.40 per share.  According to the March 16 8-K, the Company did not issue any fractional shares resulting from the Reverse Stock Split and instead paid an amount in cash equal to $0.04 per fractional share.

In connection with the Rights Offering, anti-dilution provisions of the Company’s Class D warrants (“Class D Warrants”) were triggered. As a result, the 1 Class D Warrant exercisable for 126,884 shares of Common Stock at an exercise price of $0.90 per share held by the Managed Account became exercisable for 5,709,780 shares of Common Stock at an exercise price of $0.02 per share. As a result of the Reverse Stock Split, the 1 Class D Warrant held by the Managed Account is now exercisable for 285,489 shares of Common Stock at a purchase price of $0.40 per share.

Page 11 of 14

(d) Not Applicable.

(e) Not Applicable.

Pursuant to the Investor Rights Agreement (as defined in the Original Schedule 13D), certain holders other than Lambda Investors LLC (“Lambda”) have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of two individuals nominated for election to the board of directors of the Company by Lambda.  Each of such holders has granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters.  As a result of such rights, the Investor Rights Agreement may be deemed to create a group of which the Managed Account and Master Fund are members pursuant to Rule 13d-5 promulgated under the Act.  Each of the Reporting Persons disclaims the existence of a group, and this Schedule 13D shall not be construed as an admission that a group exists.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated as of March 24, 2011, by and among the Reporting Persons.

Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2011
Southpaw Credit Opportunities Master Fund LP

By: Southpaw GP LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Asset Management LP

By: Southpaw Holdings LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Holdings, LLC

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

Page 13 of 14

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of March 24, 2011, by and among the Reporting Persons.